UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

YOU ON DEMAND HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98741R108
(CUSIP Number)

John D. Vaughan, Esq.
K&L Gates LLP
New York, NY 10022
(212) 536-4006

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 98741R108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Shane McMahon
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A 
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 5,889,504 (1)(3)
8. Shared Voting Power: 0 (1)(3)
9. Sole Dispositive Power: 5,889,504 (1)(3)
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,889,504 (2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.	Percent of Class Represented by Amount in Row (11): 21.573% (4)
14.	Type of Reporting Person (See Instructions): IN

(1)
This amount includes (i) 2,300,000 shares of Common Stock, (ii) 24,600 shares of Common Stock held by the Shane B. McMahon Trust u/a/Vincent K. McMahon Irrev. Trust dtd. 12/23/2008, (iii) 533,333 shares of Common Stock underlying options exercisable within 60 days at $3.00 per share, (iv) 31,667 shares of Common Stock underlying options exercisable within 60 days at $4.50 per share; (v) 159,722 shares of Common Stock underlying options exercisable within 60 days at $2.00 per share; (vi) 933,333 shares of Common Stock (defined as the “Series E Exchange Shares” in item 5) underlying 933,333 shares of the Company’s Series E Preferred Stock, par value $0.001 per share (the “Series E Shares”), which are convertible at any time at the option of the holder into shares of Common Stock on a one-to-one basis subject to certain adjustments pursuant to the Certificate of Designation of Series E Convertible Preferred Stock, filed with the Nevada Secretary of State on January 31, 2014 (the “Series E COD”); (vii) 1,906,849 shares of Common Stock (defined as the “Series E Note Shares” in item 5), issuable within 60 days, underlying a promissory note (defined as the “Convertible Note” in Item 3) which is convertible at any time between January 31, 2014 and December 31, 2016 at the option of Mr. McMahon into Series E Shares, which Series E Shares, if issued, will thereafter be convertible into Common Stock on a one-to-one basis subject to certain adjustments pursuant to the Series E COD.  The amounts listed above assume conversion into Common Stock by Mr. McMahon of all of his Series E Shares.  The holders of Series E Shares, if not converted into Common Stock, are entitled to vote with the holders of Common Stock on all matters and are also entitled to (1.75/3.03) votes per Series E Share, and are entitled to vote as a separate class with respect to such matters as described in the Series E COD.  If Mr. McMahon does not opt to convert his Series E Shares or the Series E Shares underlying the Convertible Note into Common Stock, his voting power would be as follows: Sole Voting Power: 4,689,691, Shared Voting Power: 0, Sole Dispositive Power: 4,689,691 and Shared Dispositive Power: 0.

(2)
This amount includes (i) 2,300,000 shares of Common Stock, (ii) 24,600 shares of Common Stock held by the Shane B. McMahon Trust u/a/Vincent K. McMahon Irrev. Trust dtd. 12/23/2008, (iii) 533,333 shares of Common Stock underlying options exercisable within 60 days at $3.00 per share, (iv) 31,667 shares of Common Stock underlying options exercisable within 60 days at $4.50 per share; (v) 159,722 shares of Common Stock underlying options exercisable within 60 days at $2.00 per share; (vi) 933,333 shares of Common Stock underlying 933,333 Series E Shares, which are convertible at any time between January 31, 2014 and December 31, 2016 at the option of the holder into shares of Common Stock on a one-to-one basis subject to certain adjustments pursuant to the Series E COD; (vii) 1,906,849 shares of Common Stock, issuable within 60 days, underlying a Convertible Note (as defined in Item 5), which is convertible at any time at the option of Mr. McMahon into Series E Shares, which Series E Shares, if issued, will thereafter be convertible into Common Stock at any time at the option of the holder on a one-to-one basis subject to certain adjustments pursuant to the Series E COD.

(3)	Certain of the shares of equity securities of the Issuer held by Mr. McMahon are subject to the terms and conditions of the agreements described under Item 6 of the Schedule 13D.

(4)
Calculated based on 27,299,763 shares of Common Stock outstanding (23,734,859 shares outstanding as of November 13, 2014, plus 933,333 shares of Common Stock issuable upon conversion of the Series E Preferred Stock owned by Mr. McMahon, 724,722 shares of Common Stock issuable upon exercise of the options owned by Mr. McMahon and 1,906,849 shares of Common Stock underlying the Series E Shares issuable upon conversion of the Convertible Note.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements Items 1, 3, 5, 6 and 7 of that certain Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on February 11, 2014, that certain Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on November 19, 2013, that certain Amendment No. 2 filed with the Securities and Exchange Commission on July 19, 2013, and that certain Amendment No. 1 filed with the Securities and Exchange Commission on November 3, 2010 (as amended, the “Schedule 13D”), which relate to the common stock (the “Common Stock”), par value $0.001 per share, of YOU On Demand Holdings, Inc., a Nevada corporation (the “Issuer”). Unless otherwise indicated, capitalized terms used but not defined in this Amendment No. 5 have the meanings ascribed to such terms in the Schedule 13D.

 Item 1.  Security and Issuer.
This statement relates to the common stock (the “Common Stock”), par value $0.001 per share, of YOU On Demand Holdings, Inc., a Nevada Corporation (the “Issuer”), including shares of Common Stock which may be issued upon conversion of the the Series E Shares.  The address of the principal executive offices of the Issuer is 27 Union Square West, Suite 502, New York, New York 10003.

Item 3.  Source and Amount of Funds or Other Consideration

Paragraphs 2 and 3 of Item 3 of the Schedule 13D are hereby deleted in their entirety and replaced with the following:

In addition, Mr. McMahon is the holder of a convertible promissory note dated May 10, 2012, as amended as of May 21, 2012, October 19, 2012, May 10, 2013, January 31, 2014 and December 30, 2014 and related waivers dated July 5, 2013 and November 4, 2013 (the “Convertible Note”), issued by the Issuer to Mr. McMahon.  In connection with the Series E Financing, Mr. McMahon and the Issuer entered into the Series E Note Amendment described in Item 6 of the Schedule 13D, pursuant to which, at Mr. McMahon’s option, the Convertible Note shall be convertible into Series E Shares at a conversion price of $1.75 per share or repayable upon demand by Mr. McMahon at any time prior to December 31, 2014.  On December 30, 2014, Mr. McMahon and the Issuer entered into the Note Amendment No. 5 described in Item 6 below, pursuant to which, the Convertible Note shall be convertible into shares of Series E Shares at a conversion price of $1.75 per share, or repayable upon demand by Mr. McMahon, at any time prior to December 31, 2016.  As of the date of this Amendment No. 5, there are 1,906,849 shares of Common Stock, issuable within 60 days, underlying the Series E Preferred Stock issuable upon conversion of the Convertible Note.  The Convertible Note is alternatively, convertible into shares of Common Stock at a conversion price of $10 per share.

Mr. McMahon is also the owner of 2,300,000 shares of Common Stock, 24,600 shares of Common Stock held by the Shane B. McMahon Trust u/a/Vincent K. McMahon Irrev. Trust dtd. 12/23/2008, and various options to purchase Common Stock of the Issuer.  As of the date of this Amendment No. 5, 533,333 shares of Common Stock underlying these options are exercisable within 60 days at $3.00 per share, 31,667 shares of Common Stock underlying these options are exercisable within 60 days at $4.50 per share and 159,722 shares of Common Stock underlying these options are exercisable within 60 days at $2.00 per share.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

(a) Mr. McMahon beneficially owns an aggregate of 5,889,504 shares of Common Stock, which includes (i) 2,300,000 shares of Common Stock, (ii) 24,600 shares of Common Stock held by the Shane B. McMahon Trust u/a/Vincent K. McMahon Irrev. Trust dtd. 12/23/2008, (iii) 533,333 shares of Common Stock underlying options exercisable within 60 days at $3.00 per share, (iv) 31,667 shares of Common Stock underlying options exercisable within 60 days at $4.50 per share; (v) 159,722 shares of Common Stock underlying options exercisable within 60 days at $2.00 per share; (vi) 1,906,849 shares of Common Stock, issuable within 60 days, underlying the Convertible Note, which is convertible at any time between January 31, 2014 and December 31, 2016 at the option of Mr. McMahon into Series E Shares (the “Series E Note Shares”); and (vii) 933,333 shares of Common Stock underlying 933,333 Series E Shares (the “Series E Exchange Shares”).  The Series E Shares are convertible into Common Stock on a one-to-one basis subject to certain adjustments pursuant to the Series E COD.  Holders of Series E Shares, exclusively and as a separate class, are also entitled to elect the number of directors of the Issuer (the “Series E Directors”) as is permissible under NASDAQ voting rights policy, up to a maximum of three directors.  The Series E Directors may only be removed, without cause, by an affirmative vote of a majority of the holders of the Series E Shares.

This aggregate amount of 5,889,504 shares of Common Stock represents 21.573% of the total outstanding Common Stock, which is calculated based on 27,299,763 shares of Common Stock outstanding 23,734,859 shares outstanding as of November 13, 2014, plus 933,333 shares of Common Stock issuable upon conversion of the Series E Preferred Stock owned by Mr. McMahon, 1,906,849 shares of Common Stock issuable upon conversion of the Convertible Note into Series E Shares and further conversion of these Series E Note Shares into Common Stock, and 724,722 shares issuable upon exercise of the options owned by Mr. McMahon).

(b)  The Series E Exchange Shares and Series E Note Shares, as converted to Common Stock, entitle Mr. McMahon to one

(1) vote per Series E Share.  If Mr. McMahon exercises his option to convert the Series E Exchange Shares and Series E Note Shares, Mr. McMahon may therefore be deemed to have sole voting power with respect to an aggregate of 2,840,182 shares of Common Stock (933,333 shares of Common Stock underlying the Series E Exchange Shares and 1,906,849 shares of Common Stock, issuable within 60 days, underlying the Series E Note Shares).  The Series E Exchange Shares and Series E Note Shares, if not converted into Common Stock are entitled to vote with the holders of Common Stock on all matters and are entitled to (1.75/3.03) votes per Series E Share.  If Mr. McMahon does not exercise his option to convert the Series E Exchange Shares and Series E Note Shares into Common Stock, Mr. McMahon may therefore be deemed to have sole voting power with respect to an aggregate of 1,640,369 shares of Common Stock.

Additionally, as the holder of 2,300,000 Common Shares, 24,600 shares of Common Stock held by the Shane B. McMahon Trust u/a/Vincent K. McMahon Irrev. Trust dtd. 12/23/2008, and options exercisable within 60 days to acquire 724,722 shares of Common Stock, Mr. McMahon may be deemed to have voting power with respect to a total of 5,889,504 shares of Common Stock if the Series E Exchange Shares and Series E Note Shares are converted to Common Stock.  If the Series E Exchange Shares and Series E Note Shares are not converted to Common Stock, Mr. McMahon may be deemed to have voting power with respect to a total of 4,689,691 shares of Common Stock.  Mr. McMahon has sole voting power over all of these shares of Common Stock.

Mr. McMahon is deemed to have sole dispositive power over 5,889,504 shares of Common Stock described above in paragraph (a) if the Series E Exchange Shares and Series E Note Shares are converted into Common Stock and 4,689,691 shares of Common Stock if the Series E Exchange Shares and Series E Note Shares are not converted into Common Stock.

(c) On December 30, 2014, Mr. McMahon and the Issuer entered into the Note Amendment No. 5 described in Item 6 below, pursuant to which, the Convertible Note shall be convertible into shares of Series E Preferred Stock at a conversion price of $1.75 per share, or repayable upon demand by Mr. McMahon, at any time prior to December 31, 2016.

(d)  With respect to the 24,600 Common Shares held by the Shane B. McMahon Trust u/a/Vincent K. McMahon Irrev. Trust dtd. 12/23/2008, the trustee of such trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 24,600 Common Shares.

(e)  Not applicable

 Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

On December 30, 2014, Mr. McMahon and the Issuer entered into an Amendment No. 5 to the Convertible Note (the “Note Amendment No. 5”), a copy of which is being filed as Exhibit 99.10, pursuant to which, at Mr. McMahon’s option, the Convertible Note shall be convertible into Series E Shares at a conversion price of $1.75 per share, or repayable upon demand by Mr. McMahon, at any time prior to December 31, 2016.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by the addition of the following sentences at the end thereof:

A copy of the Note Amendment No. 5 described under Item 6 above is attached as Exhibit 99.10 hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 30, 2014

SHANE MCMAHON

/s/ Shane McMahon